FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                        Report of Foreign Private Issuer
                      Pursuant to Rule 12a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                January 27, 1999

                           Commission File No. 0-26498

                             NUR MACROPRINTERS LTD.
             (Exact Name of Registrant as specified in its Charter)

                                 Not Applicable
                 (Translation of Registrant's Name into English)

                              5 David Navon Street
                                Moshav Magshimim
                                  56910 Israel
                    (Address and principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  [X]         Form 40-F  [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  [ ]              No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

     Attached hereto and incorporated by reference herein are press releases of the registrant dated December 29, 1998 and December 30, 1998.


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

NUR Macroprinters Announces Settlement Agreement Resolving Most Outstanding Lawsuits

Magshimim, Israel, December 29, 1998-- NUR Macroprinters Ltd. (NASDAQ -NMS
Symbol: NURTF), manufacturer of the market-leading NUR Blueboard digital inkjet printing system, today announced that it has achieved a settlement agreement with Scitex Corporation Ltd., Matan Digital Printing Ltd., Sprintek Ltd., Mr. Rami Dochovna and Idanit Technologies Ltd. among others. The settlement agreement resolves several outstanding legal disputes pertaining to intellectual property rights, royalty payments between NUR and Matan, and three different lawsuits currently being heard in different courts in Israel.

The settlement agreement resolves all disputes between NUR and Matan, including the disputes on patent ownership, royalty payments to Matan and its founder, Rami Dochovna, alleged past debts of NUR to Matan, and different rights relating to the technologies of both parties. Other issues resolved under the settlement agreement are all disputes and legal proceedings between Idanit and Meital, recently acquired by NUR.

Under the settlement agreement, NUR will pay a total of $880,000 to Rami Dochovna, Sprintek and Matan. NUR has fully provided for this amount, which is payable in equal installments over a 3 year period. Under the terms of the agreement, the patents in dispute will become the undisputed property of NUR; no future royalty payments for the sale of NUR's printers will be paid to Matan or Rami Dochovna; all past debts are considered paid in full; and the mutual lawsuits filed in the Tel Aviv District Court and the Israeli Patent Registrar will be withdrawn. The settlement agreement also resolves all legal disputes between Idanit and Meital.

Commenting on the agreement, Erez Shachar, President and CEO of NUR Macroprinters Ltd., said, "This is a historic agreement for NUR, as it finally ends the series of legal battles the Company has been involved in since the changes in control and management last year. This settlement agreement follows another agreement signed with the receiver of Moshe Nuri, the previous chairman of the Company, several months ago."

"We are very pleased with the settlement agreement achieved. The agreement will allow us to focus management time and attention on the business issues facing the company, and relieve the Company of the great burden of legal proceedings and uncertainties regarding intellectual property rights and technology ownership." Prior to the agreement, the Company had reserved a fixed percentage of sales of its NUR Blueboard printers for royalty payments. Going forward, the Company does not need to reserve for future royalty payments.'

NUR Macroprinters Ltd. is a world leader in the development, manufacturing, marketing and servicing of wide-format inkjet printing systems and consumables. The Company's printers are marketed principally to commercial printers, media companies, and screen printers for a variety of large format applications. NUR printers are installed in over 160 installations throughout Europe, North and South America, Africa and Asia.

Certain statements made herein that use the words "estimate" "project" "intend" "expect" "believe" and similar expressions are intended to identify forwardlooking statements within the meaning of the Private Securities

Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, changes in the level of activity in the automotive industry, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

Nur Macroprinters Appoints New Vice President Finance And Chief Financial
Officer

Magshimim, Israel, December 30, 1998. - NUR Macroprinters Ltd. (NASDAQ NM:
NURTF), manufacturer of the market-leading NUR Blueboard digital inkjet printing system, today announced that it has appointed Hilel Kremer to be the Company's new Vice President Finance and Chief Financial Officer.

Kremer most recently held the position of Vice President Finance and Chief Financial Officer at Scitex Asia Pacific, a subsidiary of Scitex (NASDAQ:
SCIXF). Prior to that he held key positions in the finance organization of Scitex in Europe. Prior to his career in Scitex, Mr. Kremer held different positions in the budgeting department of the Israeli Finance ministry. Kremer holds a bachelors degree in economics from the Hebrew University in Jerusalem, and an MBA from INSEAD, Fontainebleau, France. Kremer will replace Eitan Padan, who has served in this position since October 1997.

Commenting on the appointment, Erez Shachar, President and CEO of NUR Macroprinters Ltd., said, "We are very pleased to have Hilel Kremer on board. He has the experience, motivation and energy needed to fulfill this very demanding position. As NUR continues its growth we will be faced with new financial challenges and will need ever improving financial infrastructures and management capabilities. I would like to thank Eitan Padan for his service to the Company during a very challenging period, and wish him success in his future ventures."

NUR Macroprinters Ltd. is a world leader in the development, manufacturing, marketing and servicing of wide-format inkjet printing systems and consumables. The Company's printers are marketed principally to commercial printers, media companies, and screen printers for a variety of large format applications. NUR printers are installed in over 160 installations throughout Europe, North and South America, Africa and Asia.

Certain statements made herein that use the words "estimate" "project" "intend" "expect" "believe" and similar expressions are intended to identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements involve known and unknown risks and uncertainties which could cause the actual results, performance or achievements of the Company to be materially different from those which may be expressed or implied by such statements, including, among others, changes in general economic and business conditions and specifically, changes in the level of activity in the automotive industry, decline in demand to the Company's products, inability to timely develop and introduce new technologies, products and applications and loss of market share and pressure on prices resulting from competition. For additional information regarding these and other risks and uncertainties associated with the Company's business, reference is made to the Company's reports filed from time to time with the Securities and Exchange Commission.

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                         NUR MACROPRINTERS LTD.



Date:    January 27, 1999                By:  /s/ Erez Shachar
                                              ---------------------------
                                         Name:    Erez Shachar
                                         Title:   Chief Executive Officer


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